CONSENT OF GREGORY ROBINSON

The undersigned hereby consents to:
(1)the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the “Company”) of the scientific and/or technical information contained in the Company’s Management’s Discussion and Analysis dated August 13, 2025 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507) and Form F-10 (File No. 333-276530), and any amendments thereto, filed with the SEC.

/s/ Gregory Robinson
Name: Gregory Robinson (P.E., SME Registered Member)
Title: General Manager of Florida Canyon Mining Inc, a subsidiary of Integra Resources Corp.

Date: August 13, 2025